EXHIBIT I

AGREEMENT OF JOINT FILING

Each of Bay City Capital LLC, Bay City Capital Management IV LLC, Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. hereby expresses its agreement that the attached Schedule 13G/A relating to the common stock of Nevro Corp. is filed on behalf of each of them.

Date: September 2, 2016

/s/ Carl Goldfischer, M.D.
Carl Goldfischer, M.D., Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.